manatt manatt | phelps | phillips	Renee E. Becker Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4119 E-mail: rebecker@manatt.com

September 30, 2010	Client-Matter: 28791-031

Cicely LaMothe
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Shopoff Properties Trust, Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010
File No. 333-139042

Dear Ms. LaMothe:

Set forth below are the responses of our client, Shopoff Properties Trust, Inc. (the “Registrant”), to your comments of September 21, 2010, with respect to the above referenced periodic reports filed with the Securities and Exchange Commission (the “Commission”).  Below is a list of your comments followed by the Registrant’s responses.

1.           Comment:

Item 9A. Controls and Procedures. We note that you determined your disclosure controls and procedures were effective as of December 31, 2009. From your registration statement (File No. 333-139042), we note that you undertook to consolidate your sticker supplements into a post-effective amendment every three months. It appears that no post effective amendment was filed between September 2009 and March 2010. Please tell us how you complied with the noted undertakings, included pursuant to Section 20.D of Industry Guide 5. If you determined that you have not complied with your undertaking, please tell us how you evaluated the effectiveness of your disclosure controls and procedures in light of this omission.

Response:  We have been advised by Jorge Bonilla, Senior Staff Accountant of the Commission that this comment has been withdrawn.

2.           Comment:

Consolidated Statement of Cash Flows, page F-6. We note your disclosure in note 3 on page F-20 that you recognized accrued interest receivable of $324,658 on the two Aware Notes which is included in the basis of the property obtained in payment of the notes. We also note your disclosure on page 50 that you recognized accrued interest and loan fees receivable aggregating $104,345. Please explain to us your basis for representing these items in investing activities rather than as adjustments to net income. Refer to ASC 230-10-45-28.

11355 West Olympic Boulevard, Los Angeles, California  90064-1614   Telephone:  310.312.4000  Fax:  310.312.4224
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

manatt
manatt | phelps | phillips

Cicely LaMothe
September 30, 2010

Response:  Regarding Consolidated Statements of Cash Flows, on page F-6, the basis for presenting the accrued interest and loan fees receivable in investing activities rather than as an adjustment to net income in the operating activities section of the cash flow statement is two fold:

(1)
In the normal course of business, the Registrant made three real estate-related investments. Such investments were in the form of two loans to one borrower and one loan to a second borrower. Although the offering documents and the public filings by the Registrant state that the Registrant may make real estate-related investments, these investments were not considered part of the Registrant’s primary business strategy as all three loans were short-term in nature with maturities under one year. As such, it was the Registrant’s belief that these loans and the entirety of the financial activity related to these loans should be grouped together so the reader could understand the materiality of these real estate-related activities as it relates to the Registrant’s primary business strategy which was to purchase a portfolio of undeveloped real estate assets that present “value-added” opportunities for its stockholders.

(2)
As the term of these loans commenced and began moving toward maturity, management, through its continued monitoring of the real estate markets in which the loans’ collateral was located, became informed that the value of such collateral was continuing to deteriorate.  As a result, the possibility existed that the Registrant could either obtain the collateral securing the loan (“REO”) or lose the investment altogether because one loan was not in a first-lien position. Management believed that, due to the possibility of conversion to REO or loss of the entire investment, all of the financial activity related to these three loans should be reported together so the reader could understand the impact that non-collection of these loans could have on the Registrant. It was the Registrant’s belief that separating the actual investment from the investment activity, given the explanations above, would not be in the best interests of the stockholders from a disclosure standpoint. Management also believes that to file an amendment restating this financial information now would not be useful or informative to the user, because (1) two of the three loans were converted to REO in September 2009, and (2) the remaining loan’s accrual activity is immaterial as compared to the overall activities of the Registrant.

manatt
manatt | phelps | phillips

Cicely LaMothe
September 30, 2010

Note also that by virtue of the disclosure in Note 3 (on page F-20 of the Registrant’s December 31, 2009 Form 10-K), users of the Registrant’s December 31, 2009 consolidated financial statements are indeed aware of the $324,647 interest receivable accrued in calendar year 2009.

3.           Comment:

Note 7. Other Related Party Transactions. page F-29. We note your disclosure that organizational and offering costs reimbursed to the advisor were netted against additional paid-in capital. Please tell us the amount of organizational costs you have recognized, and your basis for charging organizational costs to additional paid-in capital rather than expense. Refer to ASC 720-15-25-I.

Response:  The Registrant discloses that organizational and offering expenses reimbursed to Shopoff Advisors were netted against additional paid-in capital. However, only that portion which is considered offering expenses has been netted against additional paid-in-capital. To date, no expenses that are considered organizational costs have been netted against additional paid-in-capital. All such costs have been expensed as incurred. The Registrant used the term “organizational and offering expenses” in its disclosure because that is the term used in the guidance provided by the North American Securities Administrators Association and others in the securities industry. It is the Registrant’s belief that using another term or only part of the term “organizational and offering expenses” in this disclosure could have been confusing to the reader. Additionally, this term is also used and defined in all of the Registrant’s offering documents and to use another term or part of the term “organizational and offering expenses” after disclosing this language in the Registrant’s offering documents may have been confusing to the reader.

4.           Comment:

Exhibit 31.1 and 31.2 – Section 302 Certifications. Please refer also to your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 in addition to your Form 10-K. We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please file amendments that include the entire periodic reports and new certifications that exclude the tile of the certifying individual from the opening sentence.

manatt
manatt | phelps | phillips

Cicely LaMothe
September 30, 2010

Response: We respectfully request that, in lieu of filing the entire periodic reports with corrected certifications, the Registrant be permitted to file amendments to the Form 10-K and Form 10-Qs containing only the corrected certifications.  Each amendment would contain an explanatory note stating the correction that was made to each certification.

5.           Comment:

Exhibit 32.1 and 32.2 – Section 906 Certifications.  Please refer also to your Forms 10-Q for the quarters ended March 31, 2010 and June 20, 2010 in addition to your Form 10-K. We noted that item ii. of your certifications do not indicate whether the information contained in the report fairly presents, in all material respects, the results of operations of the issuer. Please file amendments that include the entire periodic reports and new certifications that include the referenced language.

Response:  We respectfully request that, in lieu of filing the entire periodic reports with corrected certifications, the Registrant be permitted to file amendments to the Form 10-K and Form 10-Qs containing only the corrected certifications.  Each amendment would contain an explanatory note stating the correction that was made to each certification.

 If you have any questions, please contact the undersigned at (310) 312-4119.

Sincerely,

/s/ Renee E. Becker
Renee E. Becker

cc:	Jorge Bonilla
Kevin M. Bridges
Mark J. Kelson, Esq.
Blase Dillingham

Shopoff Properties Trust
REAL ESTATE INVESTMENT TRUST

ACKNOWLEDGEMENT

Pursuant to the Securities and Exchange Commission (the "Commission") staff comment letter, as Chairman of the Board, President and Chief Executive Officer of Shopoff Properties Trust, Inc. (the "Registrant"), I hereby acknowledge, in connection with the foregoing response to the staff comment letter, the following:

- the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SHOPOFF PROPERTIES TRUST, INC.

William A. Shopoff
Chairman, President and Chief Executive Officer

Our Mission:
Creating Wealth Through
Real Estate Investing

Securities offered through Shopoff Securities, Inc. – member FINRA, SIPC

A member of The Shopoff Group of companies

www.shopoff.com | Toll Free: 877-TSG-REIT (874-7348) | Fax: 949-417-1399 | info@shopoff.com | 8951 Research Drive, Irvine, California 92618